UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

July 2, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 118 974 0069

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Additional Investment by Osprey International Limited

New investment

On July 1, 2024 Selina Hospitality PLC (“Selina” or the “Company”) and Osprey International Limited (“Osprey”) entered into a sale and purchase agreement (the “Australia SPA”) pursuant to which Osprey acquired a 42.9% interest (the “Australia Assets”) in Selina Holding Australia Pty, Ltd. (“Selina Australia”), the holding company of the Company’s Australian business that currently encompasses four locations, including Selina Central Melbourne, Selina St. Kilda Melbourne, Selina Brisbane and Selina Magnetic Island and generated approximately $9.4 million in revenue and $2.0 million in unit level operating profit in 2023.

The purchase price for the Australia Assets is approximately $3.5 million, $3.1 net of withholding taxes paid by Osprey, and initially values the Australian business at approximately $12.0 million, before approximately $3.7 million in indebtedness with a third-party lender, Dorado Direct Investment 21 Pty Ltd (“Dorado Capital”), which loan (the “Dorado Facility”) is secured by, among other things, a corporate guarantee by the Company and mortgages over the leases for three of the Australian properties. The purchase price is subject to adjustment following an assessment by a reputable independent valuation firm engaged by the Company to determine the market value of the Australia Assets acquired by Osprey (the “Valuation Mechanism”). In addition, under the Australia SPA, the Company has the right, in its discretion during a period of 270 days after completion of the sale, to repurchase the Australia Assets for the amount of Osprey’s investment plus any costs and taxes incurred by Osprey in connection with its acquisition of the Australia Assets plus a 12.0% annualized return on its investment and the costs associated with its investment and, for a period of 18 months following the completion of the sale, the right to receive 50.0% of the profit made by Osprey on any onward sale of the Australian Assets after allowing for a 12.0% annualized return.

Concurrent with the execution of the Australia SPA, the Company and Osprey entered into a letter agreement, dated July 1, 2024 (the “Letter Agreement”), pursuant to which Osprey has the right, in its discretion, to acquire up to 100.0% of the equity interests of the Company in its Thailand subsidiaries (the “Thailand Assets”), which subsidiaries lease and operate the Selina Serenity Rawai Resort & Cowork Phuket, and an exclusive master licensing arrangement to utilize the Selina brand in Asia (the “Asia License”). The purchase price of the Thailand Assets remains to be determined by the parties and would also be subject to the execution of a sale and purchase agreement in a form substantially similar to the Australia SPA, including the Valuation Mechanism, and the purchase price and licensing fees for the Asia License would be subject to determination by the parties and an external valuation process. The Letter Agreement contains certain information rights in favour of Osprey and gives Osprey the right to approve the use of proceeds from the sale of the Australia Assets.

Previous investment by Osprey

Previously, by the end of May 2024, Osprey had funded all of its $28.0 million in committed equity investment agreed as part of the fundraising and liability restructuring transactions announced by the Company on January 26, 2024 via a Report on Form 6-K (https://www.sec.gov/Archives/edgar/data/1909417/000149315224003860/form6-k.htm), earlier than originally contemplated.

Related party transaction

As Osprey currently holds approximately 34.0% of the outstanding ordinary shares of the Company, excluding the ordinary shares issuable upon the exercise of warrants held by Osprey and conversion of convertible debt held by Osprey, and has the right, under the investors rights agreement entered into between the Company and Osprey on January 25, 2024 (the “Osprey IRA”), to designate the appointment of directors comprising a majority of the Board of Directors of the Company (the “Board”) and other rights under the Osprey IRA, Osprey is deemed to be an affiliate of the Company under the Securities Act of 1933 and a related party of the Company under the Company’s related party transactions policy. As such, representatives of Osprey did not participate in the deliberations of the Board to approve the transactions described herein.

Company liquidity position

The Company is currently facing severe cash flow and liquidity issues. The funding provided by Osprey in connection with its acquisition of the Assets is anticipated to provide approximately two weeks of liquidity for critical payments and there can be no assurances that Osprey will elect to acquire any further interest in Selina Australia, any of the Thailand Assets and/or the Asia License or that the Company will raise additional funds. The Company continues to explore strategic alternatives, including the potential sale of assets through a formal restructuring process or otherwise.

Summaries of the agreements

Summaries of the Australia SPA and the Letter Agreement are provided below. Such summaries do not purport to be complete summaries of the relevant agreements and remain subject to, and qualified in their entirety by, the full text of the Australia SPA, a copy of which is attached hereto as Exhibit 99.1, and the Letter Agreement, a copy of which is attached hereto as Exhibit 9.2.

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Summary of the Australia SPA

Under the Australia SPA, Osprey acquired the Assets, being 300,243 ordinary shares of Selina Australia and representing 42.9% of the company’s share capital, for a gross purchase price of approximately $3.5 million, which purchase price was subject to 12.5% withholding tax to be paid by Osprey. Below is a a summary of the key terms of the Australia SPA.

●	The sale of the Australia Assets remains subject to the consent of Dorado Capital under the Dorado Facility.

●	The Valuation Mechanism in Australia SPA requires the Company to engage a reputable independent valuation firm to assess the market value of the Australia Assets and, subject to certain dispute resolution rights in favour of Osprey, in the event the valuation determines that the value of the Australia Assets was greater than the initial purchase price per ordinary share of Selina Australia paid by Osprey, Osprey must pay to the Company the amount of the underpayment and/or transfer to the Company a number of ordinary shares of Selina Australia equating to the underpayment. Alternatively, if the valuation determines that the value of the Australia Assets was less than the purchase price per ordinary share of Selina Australia paid by Osprey, then the Company is required to transfer to Osprey, at no additional cost, such number of additional ordinary shares of Selina Australia calculated based upon the overpayment divided by the initial share price.

●	Osprey may offer to purchase additional shares of Selina Australia at the valuation price and the Company may accept or reject such offer in its discretion.

●	The Company has the right, in its discretion during a period of 270 days after completion of the sale of the Interest, to repurchase Osprey’s Interest for the amount of its investment plus any costs and taxes incurred by Osprey in connection with its purchase plus a 12.0% annualized return.

●	The Company and Osprey are required negotiate in good faith and execute, within a period of 10 business days after execution of the Australia SPA, a shareholder agreement to govern Osprey’s investment in Selina Australia. The shareholder agreement is to include customary terms and conditions, including certain approvals over key decisions as set out in the Letter Agreement, and a right of first refusal (ROFR) in favour of Osprey (in relation to any proposed sale of shares of Selina Australia by the Company). If the parties cannot agree on a form of shareholder agreement, then the latest version proposed by Osprey will govern.

●	For a period of 18 months following the sale of the Australia Assets, the Company has the right to recover 50.0% of any profit realized by Osprey after such sale, after allowing for a 12.0% annualized return on the sum of Osprey’s investment and the transaction costs incurred by Osprey, with such amount to be paid within 30 days after the completion of the sale. If value is received via consideration other than cash, then the profit will be calculated based on the market value of the consideration as determined by a valuer.

●	The Company may not sell, transfer, pledge or encumber its remaining interest in Selina Australia without giving Osprey 30 days’ advance notice (“Seller Transfer Notice”). The Company has granted Osprey an option to purchase some or all of the ordinary shares in Selina Australia then held by the Company on the same terms as under the Australia SPA, including with regard to price under a call option clause. The call option must be exercised by Osprey within a period of 60 days from any Seller Transfer Notice and the Company must transfer the ordinary shares to Osprey within 10 business days of Osprey’s exercise of the call option.

●	The Company provides to Osprey customary representations, warrants and indemnities in respect of the sale of the Australian Assets.

Summary of the Letter Agreement

The primary terms of the Letter Agreement include the following:

●	If requested by Osprey, Osprey may acquire the Thailand Assets for a value to be determined by the parties within a period of 21 days following Osprey’s request to acquire the Thailand Assets, or by Osprey if the parties cannot agree, but subject to the Valuation Mechanism. The sale of the Thailand Assets would be pursuant to a sale and purchase agreement in a form substantially similar to the Australia SPA.

●	If requested by Osprey, Osprey also may acquire the Asia License, to be granted by Selina Nomad Limited, the Company’s subsidiary that owns the Selina brand and related intellectual property (“IP HoldCo”), with IP HoldCo being required to grant the Asia License to Osprey within a period of 14 days from Osprey’s request. The purchase price for the grant of the exclusive license is to be determined by the parties by reference to the fees payable to IP HoldCo and subject to valuation by an independent valuer.

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●	If the consent from Dorado Capital is not obtained within 14 days from closing of the sale of the Australia Assets under the Australia SPA, then Osprey will have the right to allocate the proceeds paid in connection with the purchase of the Australia Assets to the acquisition of the Thailand Assets and/or the Asia License.

●	The Company’s subsidiaries in Australia and Thailand may not establish any new corporate entities, sign any new leases, open any new hotels or take other key decisions, as specified in the Letter Agreement, without the prior consent of Osprey. In some cases, such consent may not be unreasonably withheld.

●	Within three business days of a request by Osprey, the Company must provide to Osprey any other information regarding the Company and its subsidiaries as Osprey may request, including financial information, projections, information pertaining to the business affairs, cash balances and bank accounts, utilization of cash, and the assets, liabilities and creditors of the Company and its subsidiaries.

●	The Company agrees to use the proceeds from the sale of the Australia Assets for purposes approved by Osprey and is required to provide Osprey with reasonable details of the use of such proceeds.

●	In the event Osprey elects to acquire additional assets as contemplated in the Australia SPA and the Letter Agreement, the Company must provide Osprey with details of the proposed use of those investment proceeds and such funds may be used only for purposes approved by Osprey.

●	The Company shall establish a subcommittee of its Board, to include such non-executive directors as the Board may select, to review and approve the making of key payments and the incurrence of liabilities by the Company, and Osprey has the right to request details regarding such payments and liabilities.

Unless otherwise stated, all dollar amounts stated herein refer to United States dollars.

Forward-Looking Information

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: the possible delisting of Selina’s ordinary shares from the Nasdaq Capital Market due to non-compliance with required listing standards; potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, prospectus filed on August 25, 2023 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Sale and Purchase Agreement between Selina Hospitality PLC and Osprey International Limited dated July 1, 2024.

99.2	Letter Agreement between Selina Hospitality PLC and Osprey International Limited dated July 1, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: July 2, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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